Filed Pursuant to Rule 433

Registration Statement No. 333-259372

Final Term Sheet, dated November 10, 2021 relating to

Preliminary Prospectus Supplement, dated November 10, 2021 to

Prospectus, dated September 7, 2021

Brighthouse Financial, Inc.

$400,000,000 3.850% Senior Notes due 2051

Pricing Term Sheet

November 10, 2021

The information in this final term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement, dated November 10, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus, dated September 7, 2021. This final term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Brighthouse Financial, Inc. (“Issuer”)

Securities:	3.850% Senior Notes due 2051 (the “Notes”)

Security Type:	Senior Unsecured Notes

Aggregate Principal Amount:	$400,000,000

Trade Date:	November 10, 2021

Settlement Date:	November 22, 2021 (T+7)*

Interest Payment Dates:	Semi-annually, on the 22nd day of each June and December, commencing June 22, 2022

Maturity Date:	December 22, 2051

Public Offering Price:	99.926% of the principal amount, plus accrued interest, if any, from November 22, 2021

Underwriting Discount:	0.875%

Net Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$396,204,000

Coupon:	3.850%

Benchmark Treasury:	2.375% due May 15, 2051

Benchmark Treasury Price / Yield:	110-19 / 1.904%

Re-offer Spread to Benchmark Treasury:	195 bps

Yield to Maturity:	3.854%

Optional Redemption:

The Issuer may elect to redeem the Notes:

•  in whole or in part on or after June 22, 2051 (six months prior to their maturity date) at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption;

•  in whole or in part prior to June 22, 2051 (six months prior to their maturity date) at the greater of (i) their principal amount and (ii) a “make-whole” price calculated based on the sum of the present values of the remaining scheduled payments of principal and interest to the stated maturity date on the Notes to be redeemed (which present values are determined by discounting such principal and interest based on the applicable treasury rate plus 30 basis points), plus, in each case, accrued and unpaid interest to, but excluding, the date of redemption.

In addition, the Issuer may redeem the Notes in whole, but not in part, if as a result of any change in the laws of a relevant taxing jurisdiction, the Issuer would be obligated to pay additional amounts, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption.

Day Count Convention:	30/360

CUSIP / ISIN:	10922N AH6 / US10922NAH61

Anticipated Ratings**:	Moody’s: Baa3 / S&P: BBB+ / Fitch: BBB

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.

Blaylock Van, LLC

CastleOak Securities, L.P.

KeyBanc Capital Markets Inc.

MFR Securities, Inc.

PNC Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Stern Brothers & Co.

U.S. Bancorp Investments, Inc.

Concurrent Depositary Shares Offering	On November 10, 2021, the Issuer commenced a separate public offering of 14,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 4.625% Non-Cumulative Preferred Stock, Series D (the “Series D Preferred Stock”), and in the aggregate representing 14,000 shares of Series D Preferred Stock (the “Concurrent Depositary Shares Offering”). The Concurrent Depositary Shares Offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Depositary Shares Offering. The closing of this offering and the Concurrent Depositary Shares Offering are not conditioned on each other.

Concurrent Debt Tender Offer:	On November 10, 2021, in connection with its previously announced cash offer to purchase the notes set forth below (the “Tender Offer”), subject to prioritized acceptance levels, the Issuer announced that it has increased the aggregate purchase price of notes that the Issuer intends to purchase in the Tender Offer from the previously announced amount to up to $750 million aggregate purchase price, as such amount may be increased or decreased in the Issuer’s sole discretion, of its 3.700% Senior Notes due 2027 and its 4.700% Senior Notes due 2047. Additionally, the Issuer has amended the previously announced condition that it receive aggregate gross proceeds of at least $500 million from this offering and the Concurrent Depositary Shares Offering to the Issuer’s receipt of gross proceeds of at least $750 million.

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before delivery of the Notes hereunder will generally be required, by virtue of the fact that the Notes initially settle on the seventh business day following the Trade Date (“T+7”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

**

The rating of the Notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

***	No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

The Issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; Barclays Capital Inc. toll-free at 888-603-5847; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; J.P. Morgan Securities LLC collect at 212-834-4533; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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